January 13, 2006


Mail Stop 4561

VIA U.S. MAIL AND FAX (317) 298-8924

Mr. William R. Donaldson
Chief Executive Officer and
   Chief Financial Officer
Interactive Motorsports and Entertainment Corp.
5624 West 73rd Street
Indianapolis, IN  46278

Re:	Interactive Motorsports and Entertainment Corp.
Form 10-K for the year ended December 31, 2004
      Filed March 29, 2005
      File No. 000-30771

Dear Mr. Donaldson:

      We have reviewed your response letter dated December 29,
2005
and have the following additional comments.

1. Please tell us how you have applied the guidance in FIN 46(R) in evaluating whether Race Car Simulator Corp. is a VIE and which party would be deemed the primary beneficiary. Your asset purchase agreement contains a provision in Section 4.12 whereby you are required to provide an unconditional guarantee that minimum payments will be made to Race Car Simulator Corp. by the operator of the simulator. This guarantee appears to meet the definition of a variable interest, as defined in paragraph 2(c) and Appendix B of FIN
46(R). In this regard, we also note that this guarantee limits the equity holder`s obligation to absorb the expected losses of Race Car
Simulator Corp. and therefore the entity appears to lack the characteristic in paragraph 5(b)(2) of FIN 46(R). As such, please provide us with your analysis of the following steps in evaluating your arrangement under FIN 46(R):

a) If you have determined that Race Car Simulator Corp. is not within the scope of FIN 46(R), please explain to us in sufficient detail how you meet the criteria for the specific scope exception cited.

b) Please provide us with your analysis of each of the variable interests you identified. Refer to paragraph 2(c) and Appendix B of
FIN 46(R).

c) Tell us how you evaluated the guidance in paragraphs 5(a), (b) and
(c) of FIN 46(R) in determining whether the entity meets the definition of a VIE. In your response, specifically tell us how you considered the above mentioned guarantees in your analysis under paragraphs 5(a)(1), 5(b)(2) and 5(c).

d) If you have determined that the entity is a VIE, please tell us how you considered paragraph 16(d)(2) in evaluating whether a de facto agency relationship exists. In your response, please also describe to us in sufficient detail any other relationships with Dolphin and its affiliates and whether you consider Dolphin to be a related party, as defined in SFAS 57. To the extent you have identified a related party or de facto agency relationship, please tell us how considered the guidance in paragraph 17 in determining which entity is most closely associated with the VIE.

e) If no related party or de facto agents have been identified and the entity meets the definition of a VIE, please tell us which entity is the primary beneficiary based on your analysis of the expected losses and residual returns. Refer to paragraphs 8 - 10 and 14 - 15 of FIN 46(R).

2. If, in response to the above comment, you are not deemed to be the primary beneficiary of Race Car Simulator Corp. please explain to us how you considered the guidance in paragraphs 20 - 22 of SFAS 13 in accounting for the sale of your simulators.

3. We read your response to comment 2. Notwithstanding our comments above, we continue to believe that you have not demonstrated how you meet the criteria for entity-specific or VSOE of fair value.
Based
on our understanding of your asset purchase and management agreements, we also do not believe that a separate earnings process exists with respect to each of your simulator sale and services provided for under your management agreement. Please tell us how you considered the following factors in determining whether a separate earnings process exists:

a) Do you have the ability and have you historically been able to sell the management service agreement without also selling the race car simulator?

b) What is the probability of the buyer entering into an agreement to purchase the race care simulators without also executing a management agreement?

c) If the buyer would be willing to purchase the simulators exclusive of a management agreement, would the sales price differ?

d) Are each of the simulator sale and services to be performed under the management agreement margin positive on a standalone basis?
In
your response, all contractual services, commitments and guarantees should be considered.

e) Has the buyer assumed all risks and rewards of ownership in light of the guarantee provided in Section 4.12 of the asset purchase agreement and paragraph 1(b) of the management agreement?

4. As it relates to prior comments 3-5, we are still considering your responses and may have additional comments in the future.


*  *  *  *

	You may contact Josh Forgione, at (202) 551-3431, or me, at
(202) 551-3403, if you have questions. Please respond to the comments included in this letter within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR.


								Sincerely,



      Steven Jacobs
      Accounting Branch Chief
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Mr. William R. Donaldson
Interactive Motorsports and Entertainment Corp.
January 13, 2006
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